UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended	December 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from_______________________to_______________________

Commission File No.	1-32525

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIPRISE FINANCIAL 401(k) PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERIPRISE FINANCIAL, INC.
360 Ameriprise Financial Center
Minneapolis, MN 55474

Ameriprise Financial 401(k) Plan
 Financial Statements and Supplemental Schedules

December 31, 2025 and 2024
with Report of Independent Registered Public Accounting Firm

Ameriprise Financial 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Ameriprise Financial 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Ameriprise Financial 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions as of and for the year ended December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 24, 2026

We have served as the Plan’s auditor since 2012.

Ameriprise Financial 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Cash	$25,474	$293,208
Investments at fair value	3,857,689,312	3,581,786,164
Receivables:
Accrued income	44,082	33,780
Due from broker	5,109,285	3,041,204
Employer contributions	5,821,529	5,679,326
Participant loans	29,315,929	29,892,262
Total assets	3,898,005,611	3,620,725,944

Liabilities
Due to broker	5,376,572	2,512,426
Net assets available for benefits at end of year	$3,892,629,039	$3,618,213,518
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2025	2024
Additions:
Contributions:
Employer, net of forfeitures	$69,520,781	$68,094,662
Participant	137,572,736	133,685,236
Participant rollovers	16,381,309	12,968,580
Total contributions	223,474,826	214,748,478
Investment income:
Interest	1,498,965	3,308,277
Dividends	28,068,731	25,059,962
Net realized/unrealized appreciation	388,402,838	550,806,113
Total investment income	417,970,534	579,174,352
Other income	57,394	60,494
Interest on participant loans	2,020,246	1,904,593
Total additions	643,523,000	795,887,917
Deductions:
Administrative expenses	1,530,854	1,569,303
Withdrawal payments	367,576,625	350,681,636
Total deductions	369,107,479	352,250,939
Net increase in net assets available for benefits	274,415,521	443,636,978
Net assets available for benefits at beginning of year	3,618,213,518	3,174,576,540
Net assets available for benefits at end of year	$3,892,629,039	$3,618,213,518
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements
December 31, 2025
1.  Description of the Plan
General
The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution plan. Under the terms of the Plan, certain regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions beginning with the pay period in which they complete 60 days of service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information.
Recordkeeping and Trustee of Plan Assets
Alight Solutions is the Plan’s recordkeeper, including the self-directed brokerage account. Principal Bank is the Plan’s trustee. Beginning on March 2, 2026, the Plan’s trustee transitioned from Principal Bank to The Northern Trust Company. The Plan is administered by the Ameriprise Financial Employee Benefits Administration Committee (“EBAC”). The Ameriprise Financial 401(k) Investment Committee (“KIC”) selects and monitors the investment options offered to participants under the Plan and oversees matters related to Plan investments (excluding the Ameriprise Financial Stock Fund and investments selected by participants under the self-directed brokerage account). Members of the EBAC and KIC are appointed by fiduciaries as specified in the Plan.
Contributions
Elective Contributions
Each pay period, eligible participants may make pretax and/or Roth 401(k) contributions (up to 80% of eligible compensation), and after-tax contributions (up to 10% of eligible compensation) or a combination of any of the three, not to exceed 80% of their eligible compensation to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ pretax and Roth contributions to plans that are qualified under Code Section 401(k) and other specified tax favored plans. This limit was $23,500 and $23,000 for 2025 and 2024, respectively for employees under age 50. For employees age 50 to 59 and 64 or older, the limit was $31,000 and $30,500 for 2025 and 2024, respectively. Starting January 1, 2025, for employees age 60 to 63, the limit was $34,750. The Plan complied with nondiscrimination requirements under the Code for both 2025 and 2024.
Fixed Match Contributions
The Company matches 100% of the first 5% of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each pay period. At the end of each year, the Company completes a fixed match true-up for qualifying participants to ensure the fixed match contribution provided by the Company is equal to the lesser of 5% of eligible compensation or the participants’ annual deferral rate average. Participants receiving a true-up contribution must be employed on the last business day of the Plan year or have terminated employment for specified reasons, generally due to retirement (at or after age 65), disability (as defined in the Plan), transfer to Franchise Advisor role or death.
The Company provides a Company Base Contribution of 2% of eligible compensation each pay period for certain employees not eligible to participate in the Ameriprise Financial Retirement Plan. The Company Base Contribution is invested based on the employee’s elections or a default fund if no elections are made and eligible employees are not required to elect to save their own money to receive this contribution. Fixed match contributions are included in Receivables - Employer Contributions on the Statements of Net Assets Available for Benefits.
Limit on Contributions
For purposes of the Plan, eligible compensation is a participant’s regular cash compensation up to $350,000 and $345,000 for 2025 and 2024, respectively, before tax deductions and certain other withholdings. Eligible compensation for all employees includes performance related cash bonuses, overtime, commissions and certain other amounts in addition to regular earnings.
Rollover Contributions
A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for Company match contributions.
Vesting
Participants are immediately vested in their pretax, Roth 401(k), after-tax, and rollover contributions and any income and appreciation on such contributions. Company contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant attains age 65 as an active employee, becomes disabled or deceased while employed.
Forfeitures
Forfeitures are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant. The Company, as plan sponsor and settlor of the plan’s trust fund, may direct the balance of the forfeiture

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2025

account to offset future company contributions and any remaining funds can be used to pay plan expenses, or restore previously forfeited balances for rehires. At December 31, 2025 and 2024, the forfeiture account totaled $235,027 and $101,233, respectively. Forfeitures used totaled $3,067,880 and $3,204,251 for 2025 and 2024, respectively. Forfeitures generated for the plan years ended December 31, 2025 and 2024 were $3,201,674 and $3,271,762, respectively. Forfeitures are included in Investments at Fair Value on the Statements of Net Assets Available for Benefits.
Tax Status
As long as the Plan remains qualified and tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as any income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant. See Note 7 for additional information on the Plan’s tax status.
Distributions and Withdrawals
If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of common stock, mutual fund shares held under the self-directed brokerage account, or a combination of cash and shares. Partial payments may be available to participants who meet certain requirements set forth in the Plan document. The Plan will pay out vested balances up to $7,000 as a lump sum payment within 60 days of termination of employment. Balances up to $1,000 will be paid directly to the participant and balances of $1,000 to $7,000 will be rolled over to a safe harbor individual retirement account. Terminated participants with balances greater than $7,000 can defer payment until the required minimum distribution age.
Participants may be eligible to request an in-service withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Participants may elect to receive their withdrawal in cash, whole shares of common stock, mutual fund shares held under the self-directed brokerage account, or a combination of cash and shares.
Loan Program
Participants may borrow from their fund accounts a minimum of $500 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range up to 59 months unless the loan is used towards the purchase of a primary residence in which case the loan terms can range up to 359 months. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the 15th of the month before the date the loan is originated. Principal and interest payments are deducted automatically from the participant’s pay each period.
If the participant’s employment with the Company ends for any reason, and their Plan loan is current, the Plan allows the participant to make repayment arrangements with the Plan’s Administrative Delegate before their loan would otherwise default. If so requested, upon the participant’s termination, the participant’s loan will be re-amortized to a monthly repayment schedule.
If the participant’s employment with the Company ends for any reason, and they have a Plan loan, they have the option to continue to make loan payments or pay off the loan in full within 90 days in order to prevent a default and acceleration due to non-payment. If the outstanding loan is not paid in full within 90 days from separation from service or an alternative arrangement is not made, the loan will automatically be foreclosed and the amount outstanding will be immediately deducted from the benefit payable to the plan participant from the Plan. The amount deducted will be treated as a distribution to that participant regardless of whether they elected to receive a distribution of their vested Plan account. Unless the outstanding loan amount was previously taxed as a “deemed distribution,” the participant will then be responsible for any income taxes on the amount of the outstanding loan balance and possibly a 10% additional Internal Revenue Service (“IRS”) penalty tax that applies to early distributions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2.  Significant Accounting Policies
Basis of Presentation and Use of Estimates
The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Plan Fees and Expenses
Administrative expenses, which may include recordkeeping, participant servicing, legal fees, trustee fees, loan origination fees, fees incurred within the self-directed brokerage account and investment consulting fees, among other expenses, are paid by Plan

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2025

participants and recorded as incurred, unless paid by the Company. The Company currently pays a portion of the administrative expenses, including fees of the auditors, legal fees and certain investment managers.
Fees paid to investment managers are paid from the fees associated with the investment options offered by the Plan, unless paid by the Company. In addition, expenses related to the investment of the Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, as opposed to administrative expenses, are generally paid by the Plan participants out of the applicable investment. Fees paid out of an investment reduce the return of that investment.
A flat fee of $21 per quarter is charged to participant accounts with a balance of $5,000 or more (including loan balances). It is deducted proportionately from the participant’s investment options on a quarterly basis. The fee is deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan.
As permitted under U.S. Securities and Exchange Commission rule 12b-1, mutual funds or share classes are assessed a fee to help cover the costs associated with marketing and selling the fund (“12b-1 fees”). The 12b-1 fees may also be used to cover shareholder servicing expenses. The only 12b-1 fees incurred are on certain self-directed brokerage funds.
Other Income
Other income includes a rebate of a portion of revenue sharing payments made to the Plan from the 12b-1 fees incurred from certain funds within the self-directed brokerage account. These payments are deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. Other income is recorded when earned.
Valuation of Investments and Income Recognition
Investments are reported at fair value. See Note 4 for the Plan’s accounting policies related to the valuation of investments.
Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as the change in fair value of assets.
Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, which is a reasonable estimate of fair value due to restrictions on the transfers of these loans. Interest income on participant loans is recorded when it is earned.
Withdrawal Payments
Withdrawal payments are recorded when paid.
3.  Investments
Investment Elections
A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open. Investment funds may impose redemption restrictions.
Investment Options
A summary of investment options as of December 31, 2025 and 2024 is set forth below.
Collective Investment Funds
The Collective Investment Funds include various investment options as follows: VOYA Target Solution Trust Funds, Victory Small Cap Value Collective Fund (75), Boston Partners Large Cap Value Equity CIT (Class D), Wellington Trust NA CIF II Growth 2, GQG Partners International Equity CIT Fund (Class C), Columbia Trust Contrarian Core Fund, Columbia Trust Total Return Bond A Fund, BlackRock US Equity Index Fund, BlackRock Russell 2500 Index Fund, BlackRock MSCI ACWI ex-US Index Fund, BlackRock US Debt Index Fund, John Hancock Disciplined Value Mid Cap Trust CIT, Columbia Trust Stable High Quality Income Fund and Peregrine Small Cap Growth CIT Fund.
Collective investment funds allow for daily redemptions but may require advance notice in certain circumstances. There were no unfunded commitments for the Collective Investment Funds as of December 31, 2025 and 2024.
Separate Managed Account
The Congress Mid Cap Growth Fund is a separate account managed by Congress Asset Management Company. The fund invests at least 80% of its net assets in equity securities of mid-capitalization companies. The remaining 20% of its net assets can be invested in equity securities of small-capitalization and large-capitalization companies.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2025

Ameriprise Financial Stock Fund
The Ameriprise Financial Stock Fund is an Employee Stock Ownership Plan (“ESOP”) that invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.
Self-Directed Brokerage Account
The Plan’s self-directed brokerage option gives participants the choice to invest in more than 14,000 mutual funds including exchange-traded funds and closed-ended mutual funds. Participants may also be invested in common stock of American Express Company (“American Express”) as a carryover from their investments prior to Ameriprise Financial, Inc. being spun-off from American Express in 2005.
4.  Fair Value Measurements
GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.
Valuation Hierarchy
The Plan categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Plan’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:
Level 1    Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.
Level 2    Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3    Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The following tables present the balances of assets measured at fair value on a recurring basis:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Investments
Ameriprise Financial common shares	$437,463,205	$—	$—	$437,463,205
Self-directed brokerage account	565,934,767	—	—	565,934,767
Common stock	92,933,144	11,484,498	—	104,417,642
Collective investment funds measured at net asset value (“NAV”) (1)				2,749,873,698
Total investments at fair value	$1,096,331,116	$11,484,498	$—	$3,857,689,312

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Investments
Ameriprise Financial common shares	$514,577,622	$—	$—	$514,577,622
Self-directed brokerage account	497,217,418	—	—	497,217,418
Common stock	112,856,206	8,600,595	—	121,456,801
Collective investment funds measured at NAV (1)				2,448,534,323
Total investments at fair value	$1,124,651,246	$8,600,595	$—	$3,581,786,164
(1) Amounts are comprised of investments measured at fair value using NAV (or its equivalent) as a practical expedient and have not been classified within the fair value hierarchy.
Determination of Fair Value
The Plan uses valuation techniques consistent with the market approach to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs. All other assets of the Plan are valued using NAV.
The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2025

Investments
Ameriprise Financial Common Shares
The fair value of Ameriprise Financial, Inc. common shares is determined using quoted prices in active markets and is classified as Level 1.
Self-Directed Brokerage Account
Actively traded money market funds are measured at NAV and classified as Level 1. The fair value of common stock and exchange-traded funds are determined using quoted prices in active markets and are classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.
Common Stock
The fair value of common stock classified as Level 1 is determined using quoted prices in active markets and the fair value of common stock classified as Level 2 is determined based on a market approach using observable inputs.
Collective Investment Funds
The fair value of collective investment funds is determined by the NAV of the funds. The NAV is used as a practical expedient and represents the exit price for the funds. These funds are excluded from classification in the fair value hierarchy. Collective investment funds are traded in principal-to-principal markets with little publicly released pricing information.
5.  Transactions with Parties-in-Interest
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Parties-in-interest include the Company, the trustee of the Plan assets (Principal Bank) and the Plan’s recordkeeper (Alight Solutions). Transactions involving funds managed by the Company, trustee and recordkeeper are considered party-in-interest transactions. These transactions, based on customary and reasonable rates, are not, however, considered prohibited transactions under Section 408(b) of ERISA and the regulations promulgated thereunder.
The Columbia Trust collective funds are maintained by Ameriprise Trust Company, a Minnesota-chartered trust company, and distributed by Columbia Management Investment Distributors, Inc., member FINRA. Ameriprise Trust Company serves as trustee and offers investment management and related services to these collective funds. Columbia Management Investment Advisers, LLC provides investment advice for certain of these funds in a subadvisory capacity. These companies are wholly-owned subsidiaries of Ameriprise Financial, Inc.
The total fair value of Ameriprise Financial, Inc.’s common stock held by plan participants was $437,463,205 and $514,577,622 as of December 31, 2025 and 2024, respectively. The total fair value of the investment options, excluding the self-directed brokerage account, managed by subsidiaries of Ameriprise Financial, Inc. was $547,344,901 and $521,096,094 as of December 31, 2025 and 2024, respectively. As investment manager, these subsidiaries earn annual management fees ranging from 0.15% to 0.32% of the amounts invested in the collective investment funds. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each collective investment fund. Participant loans also qualify as party-in-interest transactions and are secured by the vested balances in participant accounts.
See Note 2 for more information on Plan fees and expenses.
6.  Risks and Uncertainties
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
7.  Income Tax Status
The Plan received a favorable determination letter from the IRS dated September 7, 2017 indicating that the Plan is qualified under the Code, the related trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code Section 4975(e)(7). The Plan has been amended after the period covered by the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and operated in compliance with the applicable requirements of the Code, and therefore the Plan and the related trust are intended to be qualified and tax-exempt, and the Plan is intended to satisfy the requirements of Code Section 4975(e)(7). The IRS no longer issues determination letters to qualified plans on a five-year cycle to evidence compliance with IRS rules.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2025

There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan believes it is no longer subject to income tax examinations for years prior to 2022.
8.  Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500:

	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$3,892,629,039	$3,618,213,518
Deemed distributions of participant loans	(253,140)	(198,891)
Net assets available for benefits per Form 5500	$3,892,375,899	$3,618,014,627

	Years Ended December 31,
	2025	2024
Net increase in net assets available for benefits per the financial statements	$274,415,521	$443,636,978
Change in deemed distributions of participant loans	(54,249)	22,467
Change in difference between contract value and fair value of fully benefit-responsive investment contracts	—	10,883,954
Net income per Form 5500	$274,361,272	$454,543,399
9.  Subsequent Events
The Company evaluated events or transactions that occurred after the Statement of Net Assets Available for Benefits date for potential recognition or disclosure through June 24, 2026, the date the financial statements were issued.

Ameriprise Financial 401(k) Plan
SUPPLEMENTAL SCHEDULES

Ameriprise Financial 401(k) Plan
EIN: 13-3180631, Plan #: 001
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
As of and For the Year Ended December 31, 2025

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
$115			$—
Check Here If Late Participant Loan Payments Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
☐	$—	$—	$—	$115

Ameriprise Financial 401(k) Plan
EIN: 13-3180631, Plan #: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	Collective Investment Funds —
	GQG Partners International Equity CIT Fund (Class C)	8,615,832	$164,696,794
*	Columbia Trust Contrarian Core Fund	18,018,087	287,208,313
*	Columbia Trust Total Return Bond A Fund	10,232,467	130,873,250
	Peregrine Small Cap Growth CIT Fund	4,913,631	79,797,368
	Boston Partners Large Cap Value Equity CIT (Class D)	3,465,023	164,588,576
	Victory Small Cap Value Collective Fund (75)	1,493,640	78,703,644
	VOYA Target Solution Trust Income (Class 4)	4,916,227	103,279,118
	VOYA Target Solution Trust 2030 (Class 4)	3,579,289	112,795,495
	VOYA Target Solution Trust 2035 (Class 4)	3,613,860	125,655,505
	VOYA Target Solution Trust 2040 (Class 4)	3,095,456	119,422,320
	VOYA Target Solution Trust 2045 (Class 4)	2,865,772	118,201,653
	VOYA Target Solution Trust 2050 (Class 4)	1,835,486	76,504,460
	VOYA Target Solution Trust 2055 (Class 4)	1,098,138	46,051,768
	VOYA Target Solution Trust 2060 (Class 4)	1,048,401	31,287,557
	VOYA Target Solution Trust 2065 (Class 4)	781,092	14,589,423
	VOYA Target Solution Trust 2070 (Class 4)	113,237	1,203,993
	Wellington Trust NA CIF II Growth 2	6,489,603	278,014,608
	BlackRock US Equity Index Fund	12,686,175	424,402,029
	BlackRock Russell 2500 Index Fund	1,605,953	58,344,114
	BlackRock MSCI ACWI ex-US Index Fund	3,399,432	70,130,274
	BlackRock US Debt Index Fund	2,887,737	37,178,174
	John Hancock Disciplined Value Mid Cap Trust CIT	2,519,822	84,741,634
*	Principal/BlackRock Short-Term Investment Fund	12,940,290	12,940,290
*	Columbia Trust Stable High Quality Income Fund	12,465,124	129,263,338
	Total Collective Investment Funds		2,749,873,698

	Common Stock —
	Encompass Health Corp	24,900	2,642,886
	Idexx Corp	2,200	1,488,366
	Penumbra Inc.	12,499	3,886,064
	Alnylam Pharmaceuticals Inc.	6,325	2,515,136
	Halozyme Therapeutics Inc.	31,050	2,089,665
	Brown & Brown Inc.	25,075	1,998,478
	Houlihan Lokey Inc.	15,375	2,678,171
	Raymond James Financial Inc.	22,850	3,669,482
	Caseys General Stores Inc.	5,373	2,969,711
	Sprouts Farmers Markets LLC	19,650	1,565,516
	D.R. Horton Inc.	12,350	1,778,771
	Tapestry Inc.	28,662	3,662,144
	CAVA Group Inc.	37,000	2,171,530
	Pinterest Inc.	73,750	1,909,388
	Texas Roadhouse, Inc.	14,025	2,328,150
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options

Ameriprise Financial 401(k) Plan
EIN: 13-3180631, Plan #: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	Ross Stores Inc.	15,000	2,702,100
	Cloudfare Inc.	16,076	3,169,383
	Dynatrace Inc.	56,000	2,427,040
	Datadog Inc.	17,875	2,430,821
	Fair Issac, Inc.	1,500	2,535,930
	Guidewire Software Inc.	14,000	2,814,140
	Toast Inc.	41,100	1,459,461
	API Group Corp	78,000	2,984,280
	MongoDB Inc.	6,475	2,717,493
	Pure Storage Inc.	38,600	2,586,586
	Monolithic Power System Inc.	3,917	3,550,212
	Advanced Energy Inds Inc.	13,850	2,899,775
	Crane Holdings Co	18,508	3,413,430
	Curtiss Wright Corp Com	7,820	4,310,931
	EMCOR Group Inc.	7,079	4,330,861
	Fastenal Co	60,025	2,408,803
	HEICO Corp	8,633	2,793,552
	Quanta Services Inc.	6,959	2,937,116
	nVent Electric Plc	35,250	3,594,443
	Ollie's Bargain Outlet Holdings Inc.	28,353	3,107,772
	Credo Technology Group Holding Ltd	13,925	2,003,668
	Garmin Ltd	12,300	2,495,055
	Viking Holdings Ltd	47,491	3,391,332
	Total Common Stock		104,417,642

	Ameriprise Financial Stock Fund —
*	Ameriprise Financial, Inc. Common Shares	892,163	437,463,205
	Total Ameriprise Financial Stock Fund		437,463,205

***	Self-Directed Brokerage Account	$565,934,767	565,934,767

*	Loans to Participants —
	Various Loans, 3.25% — 9.5% due through 2055		29,315,929
	Less: Deemed distributions		(253,140)
	Net participant loans		29,062,789

	Assets Held at End of Year		$3,886,752,101
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL, INC.
(Registrant)

Date:	June 24, 2026	By	/s/ Michelle Rudlong
Michelle Rudlong Delegate Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit        Description

23    Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.